Schedule A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price per Share ($)	Date of Purchase / Sale
21,365,909	10.85(1)	04/22/2026

1. These shares were sold in a single transaction at a price of $10.85.